UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

ANNOUNCEMENT TO THE MARKET

In compliance with Article 157, Paragraph 4 of Law 6,404/76 and the Brazilian Securities and Exchange Commission – CVM Instruction No. 358/2002, CPFL Energia S.A. (“CPFL Energia”) informs that ERSA – Energias Renováveis S.A. (“ERSA”) have released, on the date hereof, the following Announcement to the Market:

“ERSA – Energias Renováveis S.A., a publicly held company headquartered in the city of São Paulo, state of São Paulo, at Rua Dr. Cardoso de Melo, 1184, 7th floor, Vila Olímpia, CEP 04548-004, CNPJ No. 08.439.659/0001-50 ("Company") announces that it has signed, through one of its subsidiaries, a partnership contract with the Usina Alvorada Açúcar e Álcool Ltda. ("Plant") in order to develop, build and operate a thermoelectric power plant ("Alvorada Plant") powered by biomass (sugarcane bagasse), located in the municipality of Araporã - MG, aimed at producing electricity and steam for self-consumption by the Plant and the sale of surplus power by the subsidiary. The installed capacity of Alvorada Plant Will be 50 MW, of which 18 average MW will be exported as surplus. The project has expected investments of around R$ 156 million. The startup of the commercial operations of the plant is scheduled for the second quarter of 2013.”

We note that on April 19, 2011 a Material Fact was released about the Joint Venture Agreement that CPFL Energia and its subsidiaries CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) (jointly “CPFL”) have entered into with ERSA’s shareholders, which established the terms and conditions under which they intend to ally renewable energy assets and projects owned by CPFL and ERSA in Brazil, such being considered Wind Farms, Small Hydro Power Plants and Biomass Thermoelectric Power Plants.

São Paulo, July 27, 2011.

CPFL Energia S.A.

Lorival Nogueira Luz Junior

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.